VIA FEDERAL EXPRESS

July 11, 2006

Hanna T. Teshome

Special Counsel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	GreenPoint Mortgage Securities LLC
Registration Statement on Form S-3
File no. 333-134403
Response to Voicemail on July 7, 2006

Dear Ms. Teshome:

On behalf of GreenPoint Mortgage Securities LLC, we submit this letter in response to the comment in your voicemail to Martin Howard on July 7, 2006 relating to the above-referenced registration statement.

Registration Statement on Form S-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: Neither GreenPoint Mortgage Securities LLC (“GPSLLC”) nor any affiliate of GPSLLC has created an issuing entity in the past twelve months. No event has occurred in the past twelve months that would have required GPSLLC (or any issuing entity previously established, directly or indirectly, by GPSLLC or any affiliate of GPSLLC) to file an Exchange Act report. GreenPoint Mortgage Securities Inc. (“GPSI”), an affiliate of GPSLLC, has offered

Securities and Exchange Commission

July 11, 2006

classes of asset-backed securities involving the same asset class as this offering. GPSI’s CIK number is 1027281.

If you have any additional specific questions you would like to discuss, please do not hesitate to contact me at (415) 878-5405 or Martin Howard of Orrick at (213) 612-2486. Please communicate any remaining comments to my attention at the address and/or facsimile number above. As we intend to file a registration statement via EDGAR and hope to be effective as soon as possible, we would appreciate your response to this submission as soon as possible.

Very truly yours,

/s/ Irene Gilbert

Irene Gilbert

cc:	Martin Howard, Esq.
Mike Najewicz, Esq.
Mandy Tachiki, Esq.